

May 10, 2017

<u>Via E-mail</u>
José E. Almeida
Chairman and Chief Executive Officer
Baxter International Inc.
One Baxter Parkway
Deerfield, Illinois 60015

      Re: **Baxter International Inc.**
               Form 10-K for the Fiscal Year Ended December 31, 2016
               Filed February 23, 2017
               File No. 1-04448

Dear Mr. Almeida:

      We refer you to our comment letter dated March 31, 2017, regarding business contacts with Sudan and Syria. We have completed our review of this subject matter. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

               Sincerely,

               /s/ Cecilia Blye

               Cecilia Blye, Chief
               Office of Global Security Risk

cc: Amanda Ravitz
       Assistant Director
       Division of Corporation Finance